SENDTEC, INC.

877 Executive Center Drive West

Suite 300

St. Petersburg, Florida 33702

August 5, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Re:	SendTec, Inc.
Registration Statement on Form S-3 Filed on June 20, 2008
File No. 333-151813

Form 10-KSB for the Year Ended December 31, 2007
Filed on April 9, 2008
File No. 000-51702

Form 10-KSB/A for the Year Ended December 31, 2007
Filed on June 20, 2008
File No. 000-51702

Ladies and Gentlemen:

SendTec, Inc. (“we,” “us,” “our” or the “Company”) has filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-151813) (the “Registration Statement”). This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated July 18, 2008 (the “Comment Letter”) with respect to the Registration Statement.

We have reproduced in bold font each of the Staff’s comments set forth in the Comment Letter. Immediately following each such comment is the Company’s response in regular font. The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Comment Letter. The Company’s responses indicate whether Amendment No. 1 reflects a response to the Staff’s comments or the reasons why the Company believes a response is either inapplicable or inappropriate. Page numbers set forth in the Company’s responses refer to page numbers of Amendment No. 1.

General

1.

We note that you are registering the sale of 137,106,083. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, the registration statement must be amended to Form S-l, the offering price of the common stock must be fixed for the duration of the offering and the selling shareholders must be identified as underwriters in the filing.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder, particularly in relation to the company’s current public float;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the series B preferred stock and the convertible debentures upon conversion; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response

We respectfully submit that, for the reasons set forth below, the resale of shares of our common stock by the selling stockholders in the Registration Statement is an offering made “by or on behalf of a person or persons other than the registrant” and, therefore, the offering is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

As we will outline in greater detail below, because none of the selling stockholders is acting on behalf of the Company and because the Registration Statement covers only securities being offered or sold by persons other than the Company, the Company believes the offering is properly characterized as a secondary offering eligible to be made on a shelf basis. Over 90% of the shares being registered on behalf of the selling stockholders underlie securities that have been held by the selling stockholders since October 31, 2005. These selling stockholder are long-term investors in the Company. They did not recently acquire their shares with the intention of a quick turnaround sale. Additionally, from a practical standpoint, the Series B Stock and convertible debentures are convertible at a conversion price of $0.17 per share, while the market price for the Company’s common stock is currently approximately $0.03 per share. It is highly unlikely that the selling stockholders will seek to convert the overlying securities at $0.17 per share and resell the underlying shares at $0.03. Thus, the likelihood of there being a significant increase in the public float of the Company’s common stock as a result of the registration of the shares is extremely remote.

We acknowledge that the number of shares being registered represents a large percentage of the Company’s float. We understand the Commission is concerned about the emergence of “extreme convertible” note offerings that dilute the market. However, the Series B Stock and the convertible debentures should not be characterized as “extreme convertible” securities that fall within the category of securities for which the Commission has expressed concern.

We note that securities underlying the convertibles debentures have previously been registered by the Company on Forms SB-2 (File Nos. 333-132586 and 333-139585). Due to financial difficulties, the Company was unable to meet certain of its obligations under the debentures and, as a result, negotiated certain concessions from the debenture holders in exchange for a reduction in the conversion price of the debentures. The vast majority of the shares that we are seeking to register under the Registration Statement are the incremental shares into which the debentures are convertible as a result of the reduction in the conversion price, and do not result from the issuance by the Company of new securities (other than to the extent that the amended debentures are considered new securities as a result of the conversion price reduction). Given the nature of those shares, we respectfully submit that the registration of these shares for resale does not meet the criteria to be considered a primary offering of the shares.

We also would like to point out that the Company’s relationship with these debenture holders has been difficult. There has been a debtor/creditor relationship characterized by protracted negotiations between the Company and various debenture holders over a six-month period. We believe the arms-length relationship with the debenture holders further buttresses the Company’s position that the offering is made “by or on behalf of a person other than the registrant.”

The number of selling shareholders and the percentage of the overall offering made by each shareholder, particularly in relation to the company’s current public float.

There are 22 selling stockholders. As of July 21, 2008, there were outstanding 76,854,311 shares of common stock of the Company. The percentage of the overall offering made by each selling stockholder and the percentage of the current outstanding shares of common stock of the Company to be registered on behalf of each selling stockholder is set forth in the table below.

Name of Selling Stockholder	Total Shares Registered for Sale	% of Overall Offering	% of Outstanding Shares
LBI Group, Inc.	38,823,529	28.32	50.52
Fursa Alternative Strategies LLC	23,294,118	16.99	30.31
Alexandra Global Master fund, L.P.	19,411,765	14.16	25.26
SDS Capital Group SPC, Ltd.	15,529,412	11.33	20.21
CAMOFI Master LDC	7,764,706	5.66	10.10
Portside Growth and Opportunity Fund	7,764,706	5.66	10.10
Palisades Master Fund, L.P.	6,988,235	5.10	9.09
RHP Master Fund, Ltd.	3,882,353	2.83	5.05
JGB Capital L.P.	2,834,118	2.07	3.69
Paul Soltoff	2,500,000	1.82	3.25
Irv Brechner	2,500,000	1.82	3.25
Harry Greene	1,250,000	0.91	1.63
Donald Gould, Jr.	1,041,667	0.76	1.36
Mark Salter	776,471	0.57	1.01
Chocolate Chip Investments, L.P.	618,334	0.45	0.80
New Britain Radiological Assoc 401K plan	501,667	0.37	0.65
David Lerner	415,000	0.30	0.54
Phyllis Ulreich	291,667	0.21	0.38
Peddle Partners LLP	291,667	0.21	0.38
Alfred Gladstone	210,000	0.15	0.27
Bernard Gitlow	208,334	0.15	0.27
Alfred Gladstone TTEE Madge W Gladstone Trust	208,334	0.15	0.27

Total Shares:	137,106,083	100	178.40

In the context of this response, we respectfully note that whether a selling stockholder should be deemed an underwriter in making resales is a facts and circumstances test and not a percentage test. See SEC Release No. 33-6383; SEC Telephone Interpretations, Rule 415, Number 5 (July 1997). We believe that the adverse debtor/creditor relationship with the vast majority of the debenture holders, the length of time the securities have been held and the high probability that a substantial number of shares cannot be sold in the near future due to market conditions, all support our position. Any sales in the short term will almost certainly result in substantial losses to any seller.

The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities.

As disclosed in the Registration Statement, on October 31, 2005, SendTec Acquisition Corp. (“STAC”), a wholly owned subsidiary of the Company, sold $34,950,000 of its Senior Secured Convertible Debentures (the “Original Debentures”), which were convertible into common stock of the Company. On March 26, 2008, in connection with a recapitalization of the Company, a portion of the Original Debentures was exchanged for Series B Convertible Preferred Stock of the Company (“Series B Stock”) and the remaining outstanding Original Debentures were exchanged for Amended and Restated Senior Secured Convertible Debentures of STAC (the “Amended Debentures”), the terms of which included a reduction in the conversion price from $0.50 to $0.17. The Amended Debentures and Series B Stock are convertible into common stock of the Company. On July 31, 2008, the outstanding Amended Debentures were exchanged for additional Series B Stock and new debentures of STAC (the “Residual

Debentures”) that are also convertible into common stock of the Company. Thus, the date of acquisition of the common stock underlying the Residual Debentures and Series B Stock proposed to be registered by the Registration Statement will be deemed to tack back to October 31, 2005, the date of issuance of the Original Debentures.

Shares being registered on behalf of the following selling stockholders were, or will be, acquired in connection with the exchange and conversion of the Original Debentures (the number of such shares being 127,069,413):

LBI Group, Inc.

Fursa Alternative Strategies LLC

Alexandra Global Master Fund, L.P.

SDS Capital Group SPC, Ltd.

CAMOFI Master LDC

Portside Growth and Opportunity Fund

Palisades Master Fund, Ltd.

RHP Master Fund, Ltd.

JGB Capital L.P.

Mark Salter

On March 26, 2008, in connection with the recapitalization of the Company, we sold an aggregate of 10,036,670 shares of our common stock in an offering concurrent with the recapitalization transactions (the “Concurrent Offering”) conducted pursuant to the exemptions provided by Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, and Section 4(2) of such Act, at a price per share of $0.12, resulting in aggregate proceeds to the Company of $1,204,400. Shares being registered on behalf of the following selling stockholders were acquired on March 26, 2008 in the Concurrent Offering (the number of such shares being 10,036,670):

Paul Soltoff

Irv Brechner

Harry Greene

Donald Gould

Chocolate Chip Investments, L.P.

New Britain Radiological Assoc 401K Plan

David Lerner

Phyllis Ulreich

Peddle Partners LLP

Alfred Gladstone

Bernard Gitlow

Alfred Gladstone TTEE Madge W. Gladstone Trust

The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.

As indicated in the Registration Statement, Paul Soltoff (on whose behalf we are seeking to register 2,500,000 shares) is the Chief Executive Officer and Chairman of the Board of Directors of the Company. Donald Gould (on whose behalf we are seeking to register 1,041,667 shares) is the Chief Financial Officer of the Company. Mr. Soltoff and Mr. Gould are affiliates of the Company, and, as indicated below, they are the only affiliates included amongst the selling stockholders.

As indicated in the Registration Statement, Irv Brechner and Harry Greene are employees of the Company. Messrs. Brechner and Greene beneficially own approximately 3.57% and 2.24%, respectively, of our outstanding common stock. Neither is an officer or director of the Company, and neither should be considered an affiliate of the Company.

Other than with respect to a Voting Agreement (described below), none of the other selling stockholders has any relationship with the Company other than as an investor, and none owns a sufficient number of shares so as to be considered an affiliate of the Company as a result of stock ownership. As indicated in the Registration Statement, both Series B Stock and the Residual Debentures are subject to caps on the percentage of beneficial ownership immediately following the conversion of such securities. Specifically, both the Series B Stock and the Residual Debentures contain provisions that prohibit the conversion of such securities to the extent that the conversion would result in the holder, together with its affiliates, beneficially owning in excess of 9.99% of our common stock following such conversion. This cap, which will also apply to the Residual Debentures, may not be waived without at least 61 days’ prior notice. In addition, CAMOFI Master LDC, Portside Growth and Opportunity Fund and RHP Master Fund, Ltd. have agreed to a more stringent beneficial ownership cap of 4.99%.

The Commission has previously upheld the position that contractual restrictions preventing stockholders from owning more than a certain percentage of an issuer’s common stock also prevents such stockholders from being considered beneficial owners of more than the contractual cap on beneficial ownership. (See, e.g., the Commission’s Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3rd 10 (2 nd Cir. 2001)). Accordingly, none of the selling stockholders beneficially owns more than 10% of our outstanding common stock.

While each of the selling stockholders is party to a Voting Agreement pursuant to which the parties agreed to vote their shares in favor of designated directors (three directors named by the management stockholders (which includes the Chief Executive Officer, former President and Chief Financial Officer of the Company) and two directors named by the holders of the Original Debentures), the aggregate number of shares currently owned by all the parties to the Voting Agreement is not sufficient to ensure the election of the designated directors. Indeed, the number of shares of common stock held by the selling stockholders who are parties to the Voting Agreement is substantially less than the amount needed to ensure the election of directors. Thus, the Voting Agreement does not convey to the selling stockholders parties thereto the contractual right to appoint directors of the Company and should not be dispositive of the issue of whether the selling stockholders parties are affiliates of the Company. Viewed in the context of the other factors discussed above, the Company respectfully submits that, other than Paul Soltoff and Donald Gould, none of the selling stockholders is an affiliate of the Company.

Any relationships among the selling shareholders.

Other than the Voting Agreement described above, we are not aware of any relationships between or among the selling stockholders.

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

The Company received gross proceeds of $34,950,000 in connection with the sale of the Original Debentures and $1,204,400 in connection with the Concurrent Offering. Interest paid on the Original Debentures amounts to $3,992,296. In the event that the Registration Statement is not declared effective by the Commission, the Company may be required to pay up to $5,891,400 in liquidated damages. Therefore, the total proceeds received by the Company for the shares being registered, net of amount that have been or may be returned to the selling stockholders or their affiliates, is $26,270,704.

We are seeking to register an aggregate of 137,106,083 shares of common stock under the Registration Statement. An additional 65,460,000 shares of common stock underlying the Original Debentures previously have been registered by the Company. Therefore, an aggregate of 202,566,083 shares of common stock are being registered or previously were registered in connection with the Original Debentures and the Concurrent Offering.

Based on the closing price per share of the Company’s common stock on the OTC Bulletin Board on July 21, 2008, which was $0.03, the current dollar value of the shares registered in connection with the Original Debentures and the Concurrent Offering is $6,076,982. The percentage of total proceeds to dollar value of securities registered is 432%. Thus, the Company received proceeds from the selling stockholders far in excess of the value of the securities sought to be registered, which is further evidence that the selling stockholders will not resell the securities for short-term gain, if indeed any gain ever results from sale of the securities sought to be registered.

The discount at which the shareholders will purchase the common stock underlying the series B preferred stock and the convertible debentures upon conversion.

There will be no discount applicable to the purchase of the common stock underlying the Series B Stock and the convertible debentures. The Series B Stock and Residual Debentures are convertible into common stock at a fixed conversion price, currently $0.17, subject to adjustment in the event of stock splits, stock dividends and certain dilutive issuances of equity securities of the Company. The conversion price represents a significant premium (approximately 570%) to the current market price of the common stock.

Whether or not any of the selling shareholders is in the business of buying and selling securities.

We do not believe that any of the selling stockholder that purchased shares in the Concurrent Offering is in the business of buying and selling securities. We also do not believe that Mark Salter, who was a purchaser of Original Debentures, is in the business of buying and selling securities. The other selling stockholders that were purchasers of Original Debentures are investment funds and are in the business of buying and selling securities. However, each of such selling stockholders has made an investment in the Company for its own account and holds the risk of ownership. The Company respectfully submits that are not acting as a conduit for a primary distribution of securities of the Company. We note that selling stockholders that hold the vast majority of the shares subject to the Registration Statement are long-term investors in the

Company. The holders of the debentures have been invested in the Company since October 31, 2005, the date of issuance of the Original Debentures, while Paul Soltoff and Donald Gould, executive officers of the Company, have held stock in the Company since February 2006.

As disclosed in the “Use of Proceeds” section of the Registration Statement, the Company will not receive any proceeds from the sale of the common stock in the offering.

We respectfully contend that the cumulative impact of the above discussed items presents sufficient circumstances to warrant the offering to be treated as a resale secondary offering under Rule 415.

Prospectus Summary, page 1

2.	Under an appropriate subheading, disclose that the number of shares being registered represents % of your shares currently outstanding and % of your shares held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders as of a recent date.

Response

We have complied with the Staff’s comment by adding the requested disclosure on page 3 of the prospectus under the subheading “The Offering.”

3.	Disclose the total dollar value of the securities underlying the series B preferred stock and the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the recapitalization transaction).

Response

We have complied with the Staff’s comment by adding the requested disclosure on page 3 of the prospectus under the subheading “The Offering.”

Recent Developments, page 3

4.	Please disclose the details of the private placement of 10,036,670 shares of common stock on March 26, 2008, including a general description of the purchasers. We note from the disclosure in Item 2 of your Form 10-Q for the quarter ended March 31, 2008 that you relied upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933 for the issuance of shares in the Concurrent Offering. However, it is not clear how the Concurrent Offering was an exchange offering. Please tell us in your response letter how Section 3(a)(9) was appropriate for the Concurrent Offering.

Response

We have complied with the Staff’s comment by adding the requested disclosure as the penultimate paragraph on page 4 of the prospectus under the subheading “Recent Developments.” As was disclosed in the Company’s Form 8-K filed with the Commission on March 28, 2008, the sale of the common stock in the Concurrent Offering was made pursuant to an exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder, relating to a transaction not involving a public offering. The statement in the Form 10-Q regarding the Section 3(a)(9) exemption was made in error.

5.	Please disclose all material terms of the series B preferred stock and convertible debentures overlying the shares being registered for resale. For example, describe the following:

•

any anti-dilution and other terms of the series B preferred stock and convertible debentures that could result in an adjustment to the conversion/exercise price (including any provisions whereby the conversion/exercise price may be adjusted based on the market price of the company’s stock);

•	any optional and mandatory redemption/prepayment and conversion provisions; and

•	any beneficial ownership limitations.

These are just examples. Please expand your disclosure accordingly.

Response

We have complied with the Staff’s comment by adding the requested disclosure on pages 4 and 5 of the prospectus under the subheadings “Terms of the Series B Preferred Stock” and “Terms of the Debentures.” We note that the description of material terms of the Series B Stock and the convertible debentures was included in the Company’s Form 8-K filed with the Commission on March 28, 2008, which is incorporated by reference in the Registration Statement.

6.	We note that you have engaged the firms of Burnham Hill Partners as a financial advisor in connection with the recapitalization transaction, and Marotta Gund Budd &. Dzera, LLC as a restructuring consultant. Please expand your disclosure to discuss the scope and the material terms of these engagements.

Response

We have complied with the Staff’s comment by adding the requested disclosure on page 6 of the prospectus under the subheading “Certain Agreements.”

7.	Please confirm that you are not registering for resale any shares underlying series B preferred stock and the convertible debentures that may be issued as liquidated damages. It is premature to register for resale the shares underlying such series B preferred stock and the convertible debentures prior to the issuance of the shares as liquidated damages.

Response

We confirm that we are not registering for resale any shares underlying the Series B Stock and the convertible debentures that may be issued as liquidated damages.

Forward-Looking Statements, page 4

8.	The safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are not available for penny stock issuers. Please delete the reference to these sections.

Response

We have complied with the Staff’s request by deleting the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Selling Stockholders, page 5

9.	Please include tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the recapitalization transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the recapitalization transaction (including interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling shareholders and any of their affiliates in the first year following the recapitalization transaction.

Response

We have complied with the Staff’s comment by adding the requested disclosure on pages 10 and 11 of the prospectus under the subheading “Payments to Selling Stockholders.”

As disclosed in the Registration Statement, the Company will be subject to liquidated damages in the event that the Registration Statement with respect to all the shares we are seeking to register is not declared effective by August 23, 2008. In that event, and if the Registration Statement with respect to all the shares we are seeking to register is not declared effective before March 25, 2009 (the one-year anniversary of the date of the Recapitalization Agreement), the Company would be obligated to pay to the selling stockholders aggregate liquidated damages of up to $2,498,390.

10.	Please disclose the total possible profit the selling shareholders could realize as a result of any conversion or exercise discount for the securities underlying the series B preferred stock and the convertible debentures, presented in a table with the following information disclosed in separate columns or rows:

•	the market price per share of the securities underlying the series B preferred stock and the convertible debentures on the date of the recapitalization transaction;

•

the conversion price per share of the underlying securities on the date of the recapitalization transaction, calculated by using the price per share established in the series B preferred stock and the convertible debentures;

•	the total possible shares underlying the series B preferred stock and the convertible debentures (assuming complete conversion of both the series B preferred stock and the convertible debentures);

•

the combined market price of the total number of shares underlying the series B preferred stock and the convertible debentures, calculated by using the market price per share on the date of the recapitalization transaction and the total possible shares underlying the series B preferred stock and the convertible debentures;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the series B preferred stock and the convertible debentures calculated by using the conversion price on the date of the recapitalization transaction and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount, if any, to the market price as of the date of the recapitalization transaction, calculated by subtracting the total conversion price on the date of the recapitalization transaction from the combined market price of the total number of shares underlying the series B preferred stock and the convertible debentures on that date.

If there are provisions in the series B preferred stock and the convertible debentures that could result in further change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

Response

We have complied with the Staff’s comment by adding the requested disclosure on page 11 of the prospectus under the subheading “Discount on Exercise or Conversion of Series B Stock and Convertible Debentures.”

The terms of the Series B Stock and the convertible debentures provide for adjustment in the event of stock splits, stock dividends and similar such events, as well as, in certain circumstances, for the issuance or deemed issuance of common stock at a price per share less than the conversion price then in effect. We have indicated in a footnote to the table on page 11 that the conversion price is subject to change in such circumstances.

11.	If applicable, please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response

We have complied with the Staff’s comment by adding the requested disclosure on page 12 of the prospectus under the subheading “Potential Profit on Other Convertible Securities held by Selling Stockholders.”

12.	Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

Response

We have complied with the Staff’s comment by adding the requested disclosure on page 12 of the prospectus under the subheading “Other Securities Purchased by the Selling Stockholders.”

13.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the issuance of the series B preferred stock and the recapitalization transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

See the tabular disclosure below in response to the Staff’s comment.

Column 1	Column 2	Column 3	Column 4	Column 5
Total number of shares outstanding prior to the issuance of the Series B Preferred Stock and the recapitalization transaction held by persons other than the selling stockholders, their affiliates, and affiliates of the Company(1)	Total number of shares registered for resale by the selling stockholders and their affiliates in prior registration statements	Total number of shares registered for resale by the selling stockholders and their affiliates that continue to be held by the selling stockholders and their affiliates(1)	Total number of shares that have been sold in registered resale transactions by the selling stockholders and their affiliates	Total number of shares registered for resale on behalf of the selling stockholders and their affiliates in the current transaction(1)

33,693,894	90,861,802	16,778,115	28,820,466	137,106,083

(1)	Per the instruction in Comment #13, the outstanding shares do not include any securities underlying any outstanding convertible securities, options, or warrants.

14.	Disclose whether—based on information obtained from the selling shareholders—any of the series B preferred stock or convertible debenture holders that are selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the recapitalization transaction and the filing of the registration statement (e.g., before or after the announcement of the recapitalization transaction, before the filing or after the filing of the registration statement, etc.).

Response

We have complied with the Staff’s comment by adding disclosure on page 8 in the fourth paragraph under the heading “Selling Stockholders.”

15.	Disclose whether you have the intention, and a reasonable basis to believe that you will have the financial ability to make all payments on the convertible debentures.

Response

We have complied with the Staff’s comment by adding disclosure on page 5 in the ultimate paragraph under the subheading “Terms of the Debentures.”

16.	Provide the following information:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the series B preferred stock and the convertible debentures; and

•

copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the series B preferred stock and the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

The Company respectfully submits that a description of all material relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the recapitalization transaction has been disclosed in the Company’s filings with the Commission that are incorporated by reference into the Registration Statement, and copies of all relevant agreements regarding the foregoing have been included as exhibits to such filings.

17.	Please revise to include a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response

We have complied with the Staff’s comment by adding disclosure on page 3 in the ultimate paragraph under the subheading “The Offering.”

18.	Tell us in your response letter whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, your prospectus also should state, if true:

•	that such seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response

We have complied with the Staff’s comment by adding disclosure on page 8 at the end of the fourth paragraph under the heading “Selling Stockholders.”

19.	Please revise to identify the natural person or persons having voting and/or dispositive powers over the shares held by non-natural entities, to the extent they are not widely-held.

Response

We have complied with the Staff’s comment by inserting a subsection entitled “Full Legal Name of Natural Control Person of Certain Beneficial Owners” beginning on page 10 of the prospectus.

Incorporation of Certain Documents by Reference

Form 10-KSB for the Year Ended December 31, 2007

Form 10-KSB/A for the Year Ended December 31, 2007

Part II

Item 7. Financial Statements

Financial Statements

Note 2—Liquidity Financial Condition and Legal Matters, page F-5

20.	Refer to your discussion of litigation with Cosmetique and Crystal Care International on pages F-8 and F-21 of the Form 10-KSB/A and page 6 of the Form 10-KSB. We note that you have filed complaints seeking collection of trade receivables with Cosmetique, a former major customer, and Crystal Care International for an aggregate of $2.7 million. We also note that your trade accounts receivable balance is $10.3 million as of December 31, 2007 with an allowance for doubtful accounts of $326,000. Tell us how you evaluated the collectibility of these receivables in light of the ongoing litigation. Discuss any credit issues for your two customers and their ability to pay the amounts due to you.

Response

We evaluated the collectibility of the Crystal Care receivable based on the facts and circumstances that were available at the time. The Company has contractual agreements with many of its publishers that provide if the Company does not get paid by its customer, the Company is not obligated to pay the respective publishers for the costs to run the client campaign. With respect to Crystal Care, the gross receivable is approximately $282,000. We have $128,000 in offsetting payables, which nets to an exposed position of $154,000. The Company estimates that it could lose 85%, or $132,000, of the exposed amount and specifically reserved for the $132,000 loss in our allowance for doubtful accounts.

With respect to Cosmetique, we evaluated the collectibility of the receivable based on the facts and circumstances that were available at the time. A discussion of the collectibility of the Cosmetique receivable review follows.

Background

Historically, Cosmetique had been one of our largest customers, and during 2007, they were our single largest customer. Between July 15, 2007 and August 15, 2007, the Company repeatedly contacted Cosmetique regarding the payment of the monthly cost per action (“CPA”) invoices sent to it by the Company. These invoices represent CPA actions generated for Cosmetique in May ($597,428), June ($534,880) and July ($507,292). Cosmetique indicated the invoices were being approved and being processed through the payables system.

On or about August 31, 2007, Cosmetique requested a meeting with the Company to discuss some issues they claimed related to their CPA campaign. Cosmetique stated they could not pay their outstanding invoices until such meeting took place. The Company told Cosmetique that it needed to understand what the issues were prior to arranging a meeting. After several days of delay, Cosmetique sent the Company a list of issues relating to their CPA campaign that went back almost four years. The Company reviewed these issues and let Cosmetique know that it would not meet with them related to these issues as they had no validity. In addition, the Company demanded immediate payment for all invoices and immediately shut down all campaigns it was running for Cosmetique. The Company gave Cosmetique ten days to make payment, after which time the Company proceeded to bring suit against Cosmetique for contractual breach.

As of September 30, 2007, the amount receivable from Cosmetique was $2,212,490 plus back end commissions estimated at $235,000 for the months of July, August and September, all of which is included in “accounts receivable” on the consolidated balance sheet at September 30, 2007. At December 31, 2007, the Cosmetique receivable was $2,220,798 plus back end commissions of $235,000. On August 23, 2007, the Company received payment of back end commissions from January 2007 to May 2007 in the amount of $506,896.98 and on August 31, 2007 received payment of back end commissions for June 2007 in the amount of $95,907.47.

Issue

What is the collectibility of the amount due from Cosmetique?

Discussion

The Company has retained legal counsel to represent it in this suit and believes very strongly that it will prevail in all aspects of this suit. The reasons for this are as follows:

For periods prior to 2006, Cosmetique is claiming that it wants to charge back deductions for hard rejects (which would be any charges past the initial offer which was declined) because the amounts of hard rejects reported were incorrect. The Company was preparing the billing to Cosmetique from numbers reported by Cosmetique. For periods prior to 2006, Cosmetique has no contractual basis to charge back to the Company any hard rejects. Cosmetique is claiming that its credit card hard rejects were much higher than initially reported for all months going back to 2003. This claim is unusual because the Company contractually was only required to give Cosmetique credit for hard rejects beginning in January 2006. Thus, Cosmetique would not have been credited for amounts prior to this date in any event. More importantly, monthly hard reject totals for months starting after December 2005, were reported to the Company by Cosmetique. Thus, each month the Company credited to Cosmetique the hard rejects totals that Cosmetique reported to the Company. At no time prior to August 31, 2007 had Cosmetique indicated to the Company that the amounts it was reporting to the Company were incorrect. Because the Company relied solely upon hard reject numbers provided to the Company by Cosmetique to then pay publishers, our legal counsel has advised us that Cosmetique is precluded from then claiming that it does not have to pay for additional hard reject amounts it reports later.

Cosmetique also claimed that it should receive credits back as far as 2003 for CPA actions, which were validly charged to a customer credit card for the initial offer, but for which Cosmetique was unable to charge the next continuity payment to the credit card because it was a gift credit card that had been fully spent. Again this was a retroactive claim by Cosmetique which had not been discussed with the Company until August 31, 2007. This claim is contractually invalid, because the Company’s contract with Cosmetique clearly states that the Company is paid for a confirmed credit card charge for the initial offer and does not require that any continuity payment be made. In fact, in a majority of the initial offer sign-ups the customer cancels and does not make it past the initial offer to the first continuity payment stage.

Beginning in June 2007, the Company began processing the credit cards using the Cosmetique merchant account. The hard rejects as a percentage of the total number of actions was approximately the same as the amount that Cosmetique reported to the Company in prior periods when Cosmetique was processing the credit cards.

In addition, our agreements with the media providers are that the Company will pay the media provider when our client pays us. Payables in connection with Cosmetique total $1,768,348. This indicates that the net exposure is approximately $687,000 ($2,455,798 minus $1,768,348).

Conclusion

Based on our knowledge of the Cosmetique situation at this time, from the discussion above and from discussions with counsel, the Company believes that a loss from amounts due from Cosmetique is remote, the receivable is fully recoverable, and does not require a reserve.

Cosmetique is not a public company so their financials are not a matter of public record. One of the Company’s directors is a former executive of Cosmetique, and he reports that Cosmetique is a large company, but does not know of their current financial condition. Dunn & Bradstreet reports on Cosmetique indicate the following:

•	Credit Score Class 3 – indicating moderate risk of severe payment delinquency over the next 12 months.

•	Financial Stress Class 1 – indicating low risk of severe financial stress over the next 12 months.

Therefore, we have no reason to believe that Cosmetique will be financially unable to satisfy any judgment rendered in our favor.

Part III

Item 13. Exhibits

Exhibits 31.1 and 31.2

21.	We note that your certifying individuals incorrectly omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting from the certifications required by Exchange Act Rule 13a-14(a). Please file an amendment to the Form 10-KSB that includes new, corrected certifications.

Response

We intend to promptly file an amendment to the Form 10-KSB that includes the corrected certifications.

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (727) 576-6630.

Very truly yours,

/s/ Donald Gould, Jr.
Donald Gould, Jr. (Principal Financial Officer)